

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 26, 2016

Via E-mail
Mr. Charles Herlinger
Chief Financial Officer
Orion Engineered Carbons S.A.
6, Route de Treves
L-2633 Senningerberg, Grand Duchy of Luxembourg

      **Re: Orion Engineered Carbons S.A.
            Form 20-F for the Year Ended December 31, 2015
            Filed March 4, 2016
            File No. 1-36563**

Dear Mr. Herlinger:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction